United States securities and exchange commission logo





                          July 16, 2020

       Brett Moyer
       Chief Executive Officer
       Summit Wireless Technologies, Inc.
       6840 Via Del Oro, Suite 280
       San Jose, CA 95119

                                                        Re: Summit Wireless
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 14, 2020
                                                            File No. 333-239845

       Dear Mr. Moyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Daniel E.Danovitch,
Esq.